EXHIBIT 12.1

ENBRIDGE INC. AND SUBIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The ratio of earnings to fixed charges and preferred dividends is calculated using the Securities and Exchange Commission guidelines.

		For the Nine
		Months Ended
		September 30,	For the Year Ended December 31,
		2017	2016	2015	2014	2013	2012
			(dollars in millions, except ratio amounts)

	Consolidated income	$3,201	$2,309	$(159)	$1,562	$490	1,015
	Add: Provision for income taxes	818	142	170	611	123	171
	Less: Equity in earnings from equity investments	(752)	(428)	(475)	(368)	(330)	(195)

	Income from continuing operations before provision for income taxes and noncontrolling interest	3,267	2,023	(464)	1,805	283	991
Add:	Fixed Charges	2,324	2,095	2,164	1,630	1,273	1,121
	Distributed income of equity investees	859	599	719	564	685	634
Less:	Interest capitalized	(303)	(321)	(353)	(416)	(250)	(216)
	Preferred dividend requirements of consolidated subsidiaries	(24)	(2)	(2)	(2)	(2)	(2)
	Total earnings as adjusted	$6,123	$4,394	$2,064	$3,581	$1,989	$2,528

	Fixed Charges
	Interest expense - net	$1,704	$1,590	$1,624	$1,129	$947	841
	Estimated interest portion of rental expense	130	146	143	52	46	38
	Interest capitalized	303	321	353	416	250	216
	Amorization of debt issuance costs	187	38	44	33	30	26
	Fixed Charges	$2,324	$2,095	$2,164	$1,630	$1,273	$1,121

	Preferred dividend pre-tax income requirements	389	313	(20)	357	266	174

	Combined fixed charges and preferred dividends	2,713	2,408	2,144	1,987	1,539	1,295

	Ratio of earnings to fixed charges	2.6	2.1	1.0	2.2	1.6	2.3
	Ratio of earnings to fixed charges and preferred dividends	2.3	1.8	1.0	1.8	1.3	2.0